UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __)

                             Everlast Worldwide Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, par value $.002
                          -----------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                                January 13, 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP No.  300355104                   13G                     Page 2 of 8 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Five Points Capital, Inc.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
NUMBER OF            6      SHARED VOTING POWER
SHARES
BENEFICIALLY                180,000
OWNED BY             ------ ----------------------------------------------------
EACH                 7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                 ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            180,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           180,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No.  300355104                   13G                     Page 3 of 8 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul McNulty
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
NUMBER OF            6      SHARED VOTING POWER
SHARES
BENEFICIALLY                180,000
OWNED BY             ------ ----------------------------------------------------
EACH                 7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                 ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            180,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           180,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):          Name of Issuer:
---------           --------------

The name of the issuer is Everlast Worldwide Inc., a corporation organized under the laws of the State of Delaware (the "Corporation").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

The Corporation's principal executive office is located at 1350 Broadway, Suite 2300, New York, New York 10018.

Item 2(a):          Name of Person Filing:
---------           ---------------------

This Schedule 13G is filed by:

               (i) Five Points Capital, Inc., a corporation organized under the laws of the State of Delaware (the "Investment Manager"), which serves as investment manager to certain investment funds (the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds; and

               (ii) Mr. Paul McNulty ("Mr. McNulty"), who is the President and
                    sole Director of the Investment Manager and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. McNulty by virtue of such position.

The Investment Manager and Mr. McNulty are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

The address of the principal business office of each of the Reporting Persons is 410 Park Avenue New York, New York 10022.

Item 2(c):          Citizenship:
---------           -----------

The Investment Manager is organized as a corporation under the laws of the State of Delaware. Mr. McNulty is a United States citizen.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

Common Stock, par value $.002 ("Common Stock").

Item 2(e):          CUSIP Number:
---------           ------------

                    300355104

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

               A.   [ ] Broker or dealer registered under Section 15 of the Act,

               B.   [ ] Bank as defined in Section 3(a)(6) of the Act,

               C.   [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,

               D.   [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,

               E.   [ ] Investment Adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E),

               F.   [ ] Employee Benefit Plan or Endowment Fund in accordance
                        with 13d-1 (b)(1)(ii)(F),

               G.   [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               H.   [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,

               I.   [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

A.   Five Points Capital, Inc.
     -------------------------
     (a) Amount beneficially owned: 180,000
     (b) Percent of class: 5.4%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 3,303,869 shares of Common Stock stated to be issued and outstanding as of November 7, 2005, as reflected in the Corporation's Current Report on Form 10-Q filed on November 10, 2005.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 180,000
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 180,000

B.   Paul McNulty
     ------------
     (a) Amount beneficially owned: 180,000
     (b) Percent of class: 5.4%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 180,000
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 180,000

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Common Stock.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

Not applicable.

Item 10:            Certification:
-------             -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 24, 2006



                                        FIVE POINTS CAPITAL, INC.

                                        By: /s/ Paul McNulty
                                            ------------------------------
                                            Name:  Paul McNulty
                                            Title: President


                                        /s/ Paul McNulty
                                        ------------------------------
                                        Paul McNulty



















                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                            EVERLAST WORLDWIDE INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1: Joint Filing Agreement, dated January 24, 2006, by and between Five Points Capital, Inc. and Paul McNulty.